# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TC Energy Corp, CIK 0001232384
CUSIP: 87807B107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 450 - 1st Street SW, Calgary, Alberta Canada (A0), T2P 5H1
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 48,589,422; shared voting power 0; sole dispositive power 48,752,910; shared dispositive power 0; aggregate amount beneficially owned 48,752,910 (4.7% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 31,629,158; shared voting power 0; sole dispositive power 31,791,843; shared dispositive power 0; aggregate amount beneficially owned 31,791,843 (3.1% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 26,730,257; shared voting power 0; sole dispositive power 26,892,942; shared dispositive power 0; aggregate amount beneficially owned 26,892,942 (2.6% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 162,685; shared dispositive power 0; aggregate amount beneficially owned 162,685 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 13,781,019; shared voting power 0; sole dispositive power 13,781,019; shared dispositive power 0; aggregate amount beneficially owned 13,781,019 (1.3% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 11,444,139; shared voting power 0; sole dispositive power 11,444,139; shared dispositive power 0; aggregate amount beneficially owned 11,444,139 (1.1% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,898,901; shared voting power 0; sole dispositive power 4,898,901; shared dispositive power 0; aggregate amount beneficially owned 4,898,901 (0.5% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,978; shared voting power 0; sole dispositive power 7,781; shared dispositive power 0; aggregate amount beneficially owned 7,781 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 6,443; shared voting power 0; sole dispositive power 6,565; shared dispositive power 0; aggregate amount beneficially owned 6,565 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 681; shared dispositive power 0; aggregate amount beneficially owned 681 (0% of the class)
- STOKER OSTLER WEALTH ADVISORS, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 535; shared voting power 0; sole dispositive power 535; shared dispositive power 0; aggregate amount beneficially owned 535 (0% of the class)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: type of reporting person: bank (BK); citizenship or place of organization: Ireland (L2); sole voting power 5,087; shared voting power 0; sole dispositive power 5,087; shared dispositive power 0; aggregate amount beneficially owned 5,087 (0% of the class)
- BANK OF MONTREAL, TORONTO BRANCH: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 16,948,199; shared voting power 0; sole dispositive power 16,948,199; shared dispositive power 0; aggregate amount beneficially owned 16,948,199 (1.6% of the class)

## Item 1. Issuer
Name of issuer: TC Energy Corp
Address of issuer's principal executive offices:
450 - 1st Street SW
Calgary, ALBERTA, CANADA
T2P 5H1

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

STOKER OSTLER WEALTH ADVISORS, INC.

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY

BANK OF MONTREAL, TORONTO BRANCH
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

STOKER OSTLER WEALTH ADVISORS, INC. - ARIZONA

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - IRELAND

BANK OF MONTREAL, TORONTO BRANCH - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 48752910
Percent of class: 4.7
Sole power to vote or to direct the vote:
Bank of Montreal - 48,589,422

BANK OF MONTREAL HOLDING INC. - 31,629,158

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 26,730,257

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 13,781,019

BMO ASSET MANAGEMENT INC. - 11,444,139

BMO NESBITT BURNS INC. - 4,898,901

BMO FINANCIAL CORP. - 6,978

BMO BANK N.A. - 6,443

BMO FAMILY OFFICE, LLC - 0

STOKER OSTLER WEALTH ADVISORS, INC. - 535

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 5,087

BANK OF MONTREAL, TORONTO BRANCH - 16,948,199
Shared power to vote or to direct the vote:
Bank of Montreal - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 0

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 0

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

STOKER OSTLER WEALTH ADVISORS, INC. - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

BANK OF MONTREAL, TORONTO BRANCH - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 48,752,910

BANK OF MONTREAL HOLDING INC. - 31,791,843

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 26,892,942

BMO NESBITT BURNS SECURITIES LTD. - 162,685

BMO PRIVATE INVESTMENT COUNSEL INC. - 13,781,019

BMO ASSET MANAGEMENT INC. - 11,444,139

BMO NESBITT BURNS INC. - 4,898,901

BMO FINANCIAL CORP. - 7,781

BMO BANK N.A. - 6,565

BMO FAMILY OFFICE, LLC - 681

STOKER OSTLER WEALTH ADVISORS, INC. - 535

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 5,087

BANK OF MONTREAL, TORONTO BRANCH - 16,948,199
Shared power to dispose or to direct the disposition:
Bank of Montreal - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 0

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 0

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

STOKER OSTLER WEALTH ADVISORS, INC. - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

BANK OF MONTREAL, TORONTO BRANCH - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- STOKER OSTLER WEALTH ADVISORS, INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BANK OF MONTREAL, TORONTO BRANCH: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)